Exhibit 99.1

Mindray Medical Announces Top Management Change

SHENZHEN, China, November 5, 2012 /PRNewswire-FirstCall/ — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced that Mr. Xu Hang, has resigned from his co-chief executive officer (co-CEO) position, effective immediately, but will continue to serve as Mindray’s chairman. Mr. Li Xiting, Mindray’s president and co-CEO, has been appointed as CEO by the company’s board of directors. He will continue to serve as president.

A key founding member of Mindray, Mr. Li has served as the company’s director, president and co-CEO since 1991. He will continue to oversee Mindray’s business operations and overall management. Mr. Li received his bachelor’s degree from the University of Science and Technology of China.

“The board and I believe that separating the roles of chairman and CEO will strengthen the company’s corporate governance, a necessary new structure to support Mindray’s long-term prosperity,” Mr. Xu commented. “I am very pleased that Mr. Li will continue to lead the company. I strongly believe that under his leadership, Mindray will execute its strategies successfully and be able to further accelerate its growth and expansion.”

“Since Mindray’s inception 21 years ago, Mr. Xu’s outstanding vision and dedication have been instrumental to our success and to our transformation from a local Chinese medical device company to a publicly traded, internationally recognized corporation. We want to thank him for his significant contributions to the organization,” Mr. Li commented. “I am very pleased that he will remain as our chairman and help our company make strategic decisions in the future. I am also much honored to be appointed as Mindray’s president and CEO and look forward to continuing to lead the company to the next level.”

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com